EXHIBIT 99.(a)(7)

November 4, 2003

       RE: INCREASED OFFER PRICE FOR UNITS OF ML MEDIA PARTNERS, L.P.

Dear Fellow Investor:

    MLMP ACQUISITION PARTNERS, LLC HAS RAISED ITS OFFER PRICE FOR UNITS
      IN ML MEDIA PARTNERS, L.P. TO $601 PER UNIT IN CASH, REDUCED BY
       DISTRIBUTIONS MADE OR DECLARED ON OR AFTER OCTOBER 30, 2003,
            WITH INTEREST AS PROVIDED IN THE OFFER TO PURCHASE.
 IN ADDITION, IT IS OUR INTENTION TO OUTBID BY AT LEAST $1.00 ANY AND ALL GOOD
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 FAITH, BONA FIDE TENDER OFFERS COMMENCED BY SMITHTOWN BAY OR ANY OTHER THIRD
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 PARTY AT ANY TIME PRIOR TO THE EXPIRATION DATE OF OUR OFFER. ALL UNITHOLDERS
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   WHO TENDER UNITS TO US PURSUANT TO THIS OFFER WILL RECEIVE THE HIGHEST
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  PRICE OFFERED BY US AND WILL NOT NEED TO RESUBMIT PAPERWORK SHOULD OUR
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                              PRICE INCREASE.
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Important considerations in evaluating our offer:

     o OUR OFFER IS HIGHER THAN SMITHTOWN'S OFFER AS AMENDED ON NOVEMBER 3, 2003. Our tender offer is $1.00 higher than Smithtown's recently amended offer of $600.00 per Unit. In addition and unlike Smithtown's offer, we will pay interest, subject to the terms and conditions described in our October 30, 2003 Offer to Purchase, at the rate of 3% per annum, from the Expiration Date until the date we pay for Units that have been validly tendered and not withdrawn. Finally, by accepting our Offer, you have a greater chance that all of the Units you tender will be purchased as we seek to acquire 10% of the outstanding Units whereas Smithtown only seeks 4.8% of the outstanding Units. Smithtown's offer is thus more likely to be subject to proration.

     o PARTNERSHIP DOES NOT EXPECT TO MAKE DISTRIBUTIONS UNTIL RESOLUTION OF LITIGATION. As disclosed by the General Partner in its letter to Unitholders dated September 5, 2003, "The Partnership does not expect to make any further distributions to Limited Partners until the resolution of the litigation with Adelphia, Century, Highland and the Joint Venture and the disposition of the Partnership's interest in the Joint Venture."

     o OPPORTUNITY TO LIQUIDATE AN OLD INVESTMENT. If you accept our Offer and we purchase your Units, you will liquidate an investment in a security that was originally issued by the Partnership between 1985 and 1987. In selling Units pursuant to our Offer, Unitholders who purchased Units when they were originally issued will realize approximately $2,213 for each $1,000 invested in a Unit.

     o ELIMINATE UNCERTAINTY ARISING OUT OF THE DELAY IN THE PARTNERSHIP'S LIQUIDATION RESULTING FROM ADELPHIA'S BANKRUPTCY. As described by the General Partner in its letter to Unitholders dated September 5, 2003, "Adelphia experienced significant financial and other problems that resulted in it seeking bankruptcy protection...Both the Joint Venture and Adelphia defaulted in their obligations to purchase the Partnership's interest in the Joint Venture, and the Partnership commenced litigation against the Joint Venture, Adelphia, Century and Highland...[T]hese bankruptcies will likely delay the Partnership's receipt of the proceeds from its interest in the Joint Venture, perhaps by as much as several years..." The decision to accept the Offer eliminates the uncertainty arising out of the delay in Unitholders' receipt of distributions of sales and final liquidation proceeds. Furthermore, by selling the Units for cash now, Unitholders would have the ability to invest the proceeds of such sale in alternative and potentially more liquid investments.

     o CRIMINAL PROSECUTION OF THE RIGAS FAMILY IS COMPLICATING THE PARTNERSHIP'S ABILITY TO ENFORCE ITS JOINT VENTURE RIGHTS. In addition to the significant complications that Adelphia's bankruptcy filing has imposed upon the Partnership's ability to enforce its rights with respect to the Joint Venture, the criminal prosecution against the Rigas family - the former controlling shareholders of Adelphia - may further delay or complicate the Partnership's ultimate liquidation. In its September 5, 2003 letter to Unitholders, the General Partner stated that "[d]iscovery proceedings with regard to the Partnership's claims and Adelphia and Century's counterclaims have begun; however, due to the existence of criminal prosecution against the Rigas family, it is highly unlikely that the Partnership's matter will go to trial this year and difficult to predict when it will do so."

     o LIMITED OFFER. Our Offer is limited to a maximum of 10% of the outstanding Units and expires on December 5, 2003.

     o NO RECENT FINANCIAL INFORMATION ABOUT THE PARTNERSHIP IS AVAILABLE. The Partnership has not filed financial statements with the Securities and Exchange Commission since September 2000. Furthermore, the General Partner disclosed in its September 5, 2003 letter that "Deloitte & Touche LLP, the auditors for the Joint Venture, has retracted their audit of the Joint Venture for the years ended December 31, 1999, December 31, 2000, and December 31, 2001."

     o NO ESTIMATE OF NET ASSET VALUE OF PARTNERSHIP SINCE DECEMBER 2001. The General Partner has not provided an estimate of the Partnership's net asset value since December 2001. According to the General Partner, in December 2001, the net asset value of the Partnership was $1,112.00 per Unit. In the General Partner's letter to Unitholders dated September 5, 2003, the General partner disclosed that "[t]he December 2001 estimated NAV [of $1,112.00 per Unit] did not reflect expenses that subsequently have been or will be incurred in connection with the bankruptcy proceedings involving Adelphia, Century or the Joint Venture or the costs of litigation to enforce the Partnership's rights under the Leveraged Recapitalization Agreement. These costs, together with the costs of maintaining the Partnership during the extended pendency of these actions, will reduce the NAV. In addition, the NAV may be further impacted based upon developments in the bankruptcies and related litigations." If one were to take into account the expenses described above by the General Partner as well as the uncertainty relating to the timing of the Partnership's ultimate liquidation, our Offer Price of $601.00 per Unit may be an attractive opportunity for you to achieve liquidity now.

     o HIGHEST PRICE IN MARKET. Our Offer Price of $601 per Unit is 5.7% higher than the recent secondary market prices, as reported in the most recent edition of The Partnership Spectrum. The weighted average of secondary market prices for Units sold during the period from June 2003 - July 2003 was $568.45 per Unit (before netting out typical fees and commissions of 10%), according to the July/August 2003 issue of The Partnership Spectrum. When adjusted for typical fee and commission charges of 10%, the net weighted average trading price would be $511.61 per Unit or approximately 14.9% less than our Offer Price.

     o COMMISSION-FREE SALE. You pay no commission if you sell your Units to us. Typical secondary limited partnership sales generally incur fees and commissions of up to 10% of the sales prices, subject to a $150-$200 minimum per trade.

     o ILLIQUID UNITS. Since the Units are not regularly traded in a formal market, they are difficult to sell. The Partnership has not announced any alternative source of liquidity for Unitholders.

     o SECONDARY MARKET SALES. You may attempt to sell your Units in secondary markets, although as noted above, the Offer Price is greater than prices recently quoted by secondary market matching services. We also believe that transactions through secondary market services are costly and time consuming, and that quoted prices often differ from the price a seller actually receives.

     o FUTURE DISTRIBUTIONS BY THE PARTNERSHIP. Tendering Unitholders will give up the opportunity to participate in any future benefits of ownership, including potential future distributions by the Partnership. The Offer Price may be less than the total amount that you might otherwise receive with respect to your Units over the remaining term of the Partnership.

     o WE SEEK TO MAKE A PROFIT ON THE PURCHASE OF UNITS. We are making the Offer for investment purposes and with the intention of making a profit from ownership of the Units. In establishing the Offer Price, we are motivated to establish the lowest price that might be acceptable to Unitholders consistent with our objectives, which may conflict with your interest in receiving the highest price for your Units.

     o CONDITIONS OF SALE. Our obligation to purchase Units is subject to our right to prorate among tendering Unitholders the number of Units we will purchase, as well as other conditions set forth in the Offer to Purchase.

We will purchase in our Offer a maximum of 10% of the outstanding Units. If Unitholders offer us more, we will prorate our purchase ratably to all sellers. You will be paid for Units validly tendered (and not withdrawn) promptly following (i) receipt of a valid, properly executed Agreement of Assignment and Transfer (see the enclosed document) and (ii) actual transfer of the Units to us, subject to Section 3 - "Acceptance for Payment and Payment for Units" and Section 4 - "Proration" of the Offer to Purchase and the other terms and conditions of the Offer. However, we reserve the right, in our sole discretion, to purchase tendered Units prior to the actual transfer of the Units to us. ALL SALES OF UNITS WILL BE IRREVOCABLE BY YOU, SUBJECT TO SECTION 5 - "WITHDRAWAL RIGHTS" OF THE OFFER TO PURCHASE. The Offer to Purchase, Exhibit (a)(1) to the Schedule TO, contains a full discussion of the terms and conditions of the Offer.

The General Partner is expected to announce a recommendation regarding our offer within 10 business days after the date of the offer or as soon as possible upon becoming aware of the offer. You may consult with the General Partner before deciding whether or not to tender your Units.

TO ACCEPT OUR OFFER:
     1. Please complete the enclosed Agreement of Assignment and Transfer (if not otherwise indicated, please note the number of units you wish to sell in the signature area of the Agreement), and have it MEDALLION SIGNATURE GUARANTEED (this can be done by your broker or bank)

     2. Return the completed Agreement to us in the enclosed pre-paid envelope

OUR OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 5, 2003, SUBJECT TO ANY EXTENSION. We will ensure that our Offer is open at least ten business days following any reduction in the Offer Price resulting from a distribution made by the Partnership. By accepting the Offer, you will agree that we are entitled to all distributions made by the Partnership on or after October 30, 2003. Unless the General Partner pays the distribution directly to us or you remit the amount of the distribution to us, we will reduce the Offer Price you receive by the amount of the distribution. If the Offer is extended or a distribution occurs within the Offer period, we will issue a press release. Those who wish to obtain additional information may call our customer service center at the number below. We reserve the right to extend, amend or terminate the Offer.

Please note that this letter is subject in its entirety to the terms and conditions of the Offer, as set forth in the Offer to Purchase. If you miss the Expiration Date and still wish to sell, please call us to learn if we are able to accept your Units. If you need help or have any questions about this offer, PLEASE CALL US TOLL-FREE AT (800) 513-2205.

Very truly yours,
MLMP Acquisition Partners, LLC




                      MLMP ACQUISITION PARTNERS, LLC
        4220 Shawnee Mission Pkwy Ste 310A - Fairway, Kansas 66205
                Phone: (800) 513-2205 - Fax: (913) 982-5039